EXHIBIT 99.1

Innate Pharma announces its participation in the 25th edition of the European Midcap Event

Marseille, France, September 15, 2025, 7:00 A.M. CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that Frédéric Lombard, Chief financial Officer of the Company, will participate in the 25th edition of the European Midcap Event being held from September 30 to October 1, 2025 in Paris, France.

The European Midcap Event is a key gathering that brings together institutional investors and listed companies to foster strategic meetings and financing opportunities. This flagship event provides a unique platform to engage with the European financial community.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code: FR0010331421
Ticker code: Euronext: IPH Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual

Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.fr